SECOND SUPPLEMENT TO
OFFER TO PURCHASE

DOBSON COMMUNICATIONS CORPORATION

Offer to Purchase for Cash

Up to 250,000 Shares of the 354,098 Outstanding Shares of Its
12.25% Senior Exchangeable Preferred Stock
(CUSIP Nos. 256069303, 256072307 and 256072208)
At a Purchase Price of $1,061.25 Per Share,
Plus Accrued and Unpaid Dividends

THE OFFER (AS DEFINED BELOW) WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON OCTOBER 7, 2003 UNLESS EXTENDED (SUCH DATE AND TIME, AS THE SAME MAY BE EXTENDED, THE “EXPIRATION DATE”). HOLDERS OF SHARES (AS DEFINED BELOW) MUST TENDER THEIR SHARES ON OR PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE IN ORDER TO RECEIVE THE TENDER OFFER CONSIDERATION (AS DEFINED BELOW).

       Dobson Communications Corporation, an Oklahoma corporation (“Dobson”), hereby offers to purchase for cash (the “Offer”), upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”), up to 250,000 shares of the 354,098 outstanding shares of its 12.25% Senior Exchangeable Preferred Stock (the “Shares”), for a purchase price equal to the Tender Offer Consideration (as defined below) with the net proceeds from the Replacement Financing (as defined below). If, at the expiration of the Offer, more than 250,000 Shares have been validly tendered and not withdrawn, and all other conditions are satisfied or waived, Dobson will purchase 250,000 Shares on a pro rata basis from all tendering Holders, disregarding fractions, according to the number of Shares tendered by each Holder.

      The “Tender Offer Consideration” for each Share tendered and not validly withdrawn prior to the Expiration Date pursuant to the Offer shall be $1,061.25 per Share, plus accrued and unpaid dividends on such Shares to, but not including, the Settlement Date (as defined below), payable on the Settlement Date.

      The principal purpose of the Offer is to acquire up to 250,000 Shares. Dobson is undertaking the Offer and simultaneously undertaking certain other transactions described herein in order to enhance its capital structure and to provide it additional financing flexibility to enable it to more effectively execute its business objectives in the future. The Offer is being made in conjunction with, and is conditioned upon the consummation of, a Replacement Financing (as defined herein).

The Dealer Manager for the Offer is:

LEHMAN BROTHERS

September 23, 2003

IMPORTANT INFORMATION
Summary Historical Consolidated Financial Data
AVAILABLE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
FORWARD-LOOKING STATEMENTS
THE COMPANY
SOURCES AND AMOUNT OF FUNDS
TERMS OF THE OFFER
MARKET FOR THE SHARES
INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES
CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
EX-(a)(1) Offer to Purchase
EX-(a)(1)(A) Supplement to Offer to Purchase
EX-(a)(2) Letter to Brokers, Dealers, Banks
EX-(a)(3) Letter to Clients

IMPORTANT INFORMATION

      Any Holder desiring to tender Shares pursuant to the Offer should request its broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such Holder.

      DTC has authorized participants that hold Shares on behalf of beneficial owners of Shares through DTC to tender their Shares as if they were Holders. To effect a tender of Shares, DTC participants should transmit their acceptance to DTC through the DTC Automated Tender Offer Program (“ATOP”), for which the transaction will be eligible, and follow the procedure for book-entry transfer set forth in “Terms of the Offer — Procedures for Tendering.” A beneficial owner of Shares that are held of record by a custodian bank, depositary, broker, trust company or other nominee must contact and instruct such Holder to tender the Shares on the beneficial owner’s behalf. A letter of instruction is included in the materials provided along with this Offer to Purchase that may be used by a beneficial owner in this process to effect the tender. See “Terms of the Offer — Procedures for Tendering.”

      A beneficial owner of Shares tendered by tendering Holders will not be obligated to pay brokerage fees or commissions to the Dealer Manager, the Depositary, the Information Agent or Dobson.

      There are no guaranteed delivery provisions provided for by Dobson in conjunction with the Offer under the terms of this Offer to Purchase. Holders must tender their Shares in accordance with the procedures set forth under “Terms of the Offer — Procedures for Tendering.”

      Requests for additional copies of this Offer to Purchase and requests for assistance relating to the procedure for tendering Shares may be directed to the Information Agent at the address and telephone number on the back cover page of this Offer to Purchase. Requests for assistance relating to the terms and conditions of the Offer may be directed to the Dealer Manager at the address and telephone number on the back cover page of this Offer to Purchase. Beneficial owners may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance regarding the Offer.

      This Offer to Purchase contains important information that should be read before any decision is made with respect to the Offer.

      This Offer is not being made to (nor will tenders of Shares be accepted from or on behalf of) Holders in any jurisdiction in which it is unlawful to make or accept such offer under applicable securities or blue sky laws. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on Dobson’s behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of the jurisdiction.

      The delivery of this Offer to Purchase shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in any attachments hereto or in the affairs of Dobson or any of its affiliates since the date hereof.

      No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Offer to Purchase and, if given or made, such information or representation may not be relied upon as having been authorized by Dobson, the Depositary, the Information Agent or the Dealer Manager.

      Dobson’s Board of Directors has approved the Offer. However, neither Dobson nor its Board of Directors nor the Dealer Manager makes any recommendation to Holders as to whether to tender or refrain from tendering Shares, and none of them have authorized any person to make such a recommendation. Holders are advised to evaluate carefully all information in the Offer, consult with their own investment and tax advisors and make their own decision as to whether to tender Shares and, if so, how many Shares to tender.

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SUMMARY

      The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the information appearing elsewhere or incorporated by reference in this Offer to Purchase. Each of the capitalized terms used in this Summary and not defined herein has the meaning set forth elsewhere in this Offer to Purchase.

Issuer	Dobson Communications Corporation.

The Shares	12.25% Senior Exchangeable Preferred Stock.

The Offer	Dobson is offering to purchase for cash, upon the terms set forth in the Offer to Purchase, up to 250,000 Shares of its 354,098 outstanding Shares at the purchase price set forth below. If, at the expiration of the Offer, more than 250,000 Shares have been validly tendered and not withdrawn, and all other conditions are satisfied or waived, Dobson will purchase 250,000 Shares on a pro rata basis from all tendering Holders, disregarding fractions, according to the number of Shares tendered by each Holder. All securities tendered and not purchased pursuant to the Offer because of such pro-ration will be returned to the tendering Holders at Dobson’s expense promptly following the Expiration Date. See “Terms of the Offer — Acceptance of Shares for Purchase; Payment for Shares.”

Expiration Date	The Offer will expire at 5:00 p.m., New York City time, on October 7, 2003, unless extended by Dobson. Dobson retains the right to extend the Offer, if necessary, so that the Expiration Date occurs upon or shortly after the satisfaction of the conditions to the Offer. Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement in the case of an extension of the Offer to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to the Holders in a manner reasonably designed to inform Holders of such change. See “Terms of the Offer — Procedures for Tendering — Expiration Date; Extensions; Amendment.”

Purpose of the Offer	The principal purpose of the Offer is to acquire up to 250,000 Shares. Dobson is undertaking the Offer and simultaneously undertaking certain other transactions described herein in order to enhance its capital structure and to provide it additional financing flexibility to enable it to more effectively execute its business objectives in the future. See “Terms of the Offer — Purposes and Background of the Offer.”

Tender Offer Consideration	$1,061.25 per Share, plus accrued and unpaid dividends to, but not including, the Settlement Date. See “Terms of the Offer — The Offer.”

Acceptance of Tendered Shares and Payment	Upon the terms of the Offer and upon satisfaction or waiver of the conditions to the Offer specified herein under “Terms of the Offer — Conditions of the Offer,” Dobson will (a) accept for purchase no later than the Expiration Date all Shares validly tendered (or defectively tendered, if such defect has been waived by Dobson) and not validly withdrawn and (b) promptly pay the Tender Offer Consideration for Shares accepted.

Payment of the Tender Offer Consideration with respect to Shares purchased in the Offer will be made promptly following the Expiration Date. Dobson reserves the right to (a) keep the Offer open or extend the Expiration Date to a later date and time as announced by Dobson and (b) waive all conditions to the Offer (other than proper tender) for Shares tendered prior to the Expiration Date, which waiver will be announced and, if material, the Offer will be extended as required by law. See “Terms of the Offer — Expiration Date; Extensions; Termination; Amendments.”

Conditions of the Offer	Dobson’s obligation to accept for purchase, and pay for, the validly tendered Shares is subject to, and conditioned upon, satisfaction or, where applicable, waiver of (a) the Financing Condition and (b) the General Conditions. See “Terms of the Offer — Conditions of the Offer” and “Sources and Amount of Funds.”

How to Tender Shares	See “Terms of the Offer — Procedures for Tendering.” For further information, call the Information Agent or the Dealer Manager or consult your broker, dealer, commercial bank or trust company for assistance.

Withdrawal Rights	Shares tendered prior to the Expiration Date may be withdrawn at any time prior to the Expiration Date, or if Dobson has not yet accepted your Shares, after November 4, 2003. For proper procedures on how to withdraw your tendered Shares, please see “Terms of the Offer — Withdrawal of Tenders.”

Company Position	Dobson’s Board of Directors has approved the Offer. However, neither Dobson nor its Board of Directors nor the Dealer Manager makes any recommendation to Holders as to whether to tender or refrain from tendering Shares, and none of them have authorized any person to make such a recommendation. Holders are advised to evaluate carefully all information in the Offer, consult with their own investment and tax advisors and make their own decision as to whether to tender Shares and, if so, how many Shares to tender.

Certain Considerations	See “Terms of the Offer — Certain Significant Consequences to Non-Tendering Holders” for a discussion of certain factors that should be considered in evaluating the Offer.

United States Federal Income Tax Considerations	For a discussion of the United States federal income tax considerations of the Offer applicable to Holders of Shares, see “United States Federal Income Tax Considerations.”

Brokerage Commissions	No brokerage commissions are payable by Holders to the Dealer Manager, the Information Agent, Dobson or the Depositary. See “Terms of the Offer — Acceptance of Shares for Purchase; Payment for Shares.”

Dealer Manager	Lehman Brothers Inc. is serving as Dealer Manager in connection with the Offer. Its contact information appears on the back cover of this Offer to Purchase.

Depositary	Bondholder Communications Group is serving as Depositary in connection with the Offer. Its contact information appears on the back cover of this Offer to Purchase.

Information Agent	Bondholder Communications Group is serving as Information Agent in connection with the Offer. Requests for additional copies of the Offer to Purchase should be directed to the Information Agent. Its contact information appears on the back cover of this Offer to Purchase.

Summary Historical Consolidated Financial Data

      The following tables set forth certain historical consolidated financial data as of and for the periods shown. Our summary historical and consolidated financial data as of and for all periods shown has been derived from our consolidated financial statements incorporated herein by reference.

Historical Consolidated Financial Data

	Six Months Ended June 30,		Year Ended December 31,

	2003	2002	2002	2001	2000

	($ in thousands, except per subscriber data)
Statement of Operations Data:
Operating revenue:
Service revenue	$180,919	$166,083	$342,499	$300,024	$227,571
Roaming revenue	99,826	95,242	201,211	216,125	172,094
Equipment and other revenue	11,590	8,282	18,195	20,020	20,360

Total operating revenue	292,335	269,607	561,905	536,169	420,025

Operating expenses:
Cost of service (exclusive of items shown separately below)	68,578	75,541	149,069	149,763	100,682
Cost of equipment	18,979	20,444	42,143	45,914	42,662
Marketing and selling	29,805	33,856	67,561	68,274	60,505
General and administrative	35,356	35,062	72,413	66,492	58,019
Depreciation and amortization	43,583	39,445	80,050	165,454	140,770

Total operating expenses	196,301	204,348	411,236	495,897	402,638

Operating income	96,034	65,259	150,669	40,272	17,387
Interest expense	(48,732)	(57,099)	(112,648)	(135,196)	(128,839)
Other income (expense), net	4,496	2,691	(1,684)	11,243	9,077
Gain (loss) from extinguishment of debt	—	—	2,202	—	(32,882)
Minority interests in income of subsidiaries	(3,405)	(2,923)	(6,521)	(5,517)	(3,902)
Loss from investment in joint venture	—	(184,381)	(184,381)	(69,181)	(50,293)
Income tax (provision) benefit	(18,388)	57,027	47,868	33,733	52,612

Income (loss) from continuing operations	30,005	(119,426)	(104,495)	(124,646)	(136,840)

Discontinued operations:(1)
Income (loss) from discontinued operations, net of income taxes	7,198	10,149	17,423	(2,928)	(8,671)
(Loss) income from discontinued operations from investment in joint venture	—	(327)	(327)	(720)	671
Gain from sale of discontinued operations, net of income taxes	27,508	88,315	88,315	—	—
Gain from sale of discontinued operations from investment in joint venture	—	6,736	6,736	—	—
Cumulative effect of change in accounting principle, net of income taxes	—	(33,294)	(33,294)	—	—
Cumulative effect of change in accounting principle from investment in joint venture	—	(140,820)	(140,820)	—	—

Net income (loss)	$64,711	$(188,667)	$(166,462)	$(128,294)	$(144,840)

Net income (loss) applicable to common stockholders per common share	0.72	(2.07)	(1.84)	(1.37)	(1.62)
Dividends on preferred stock	(40,543)	(46,860)	(94,451)	(86,325)	(126,686)
Excess of carrying value over repurchase price of preferred stock	219,879	—	70,323	—	—

Net income (loss) applicable to common stockholders	$244,047	$(235,527)	$(190,590)	$(214,619)	$(271,526)

Basic net income (loss) applicable to common stockholders per common share:
Continuing operations	$0.33	$(1.31)	$(1.15)	$(1.32)	$(1.53)
Discontinued operations	0.39	1.15	1.24	(0.04)	(0.09)
Change in accounting principle	—	(1.91)	(1.92)	—	—
Dividends on and redemption of preferred stock	1.99	(0.51)	(0.27)	(0.92)	(1.42)

Total basic net income (loss) applicable to common stockholders per common share	$2.71	$(2.58)	$(2.10)	$(2.28)	$(3.04)

Weighted average common shares outstanding	90,183,364	91,222,067	90,671,688	93,969,310	89,417,829
Ratio of earnings to fixed charges(2)	2.0:1	1.1:1	1.3:1	N/A	N/A

		December 31,
	June 30,
	2003	2002	2001	2000

	($ in thousands)
Balance Sheet Data:
Cash and cash equivalents	$256,185	$294,203	$161,236	$142,575
Restricted cash and investments	10,860	14,197	—	26,154
Property, plant and equipment, net	318,182	271,703	268,506	249,242
Total assets	1,944,053	1,961,272	2,559,155	2,619,730
Total debt	1,238,044	1,273,140	1,620,881	1,690,076
Mandatorily redeemable preferred stock, net	524,900	758,344	781,943	508,331
Stockholders’ (deficit) equity	(99,511)	(343,072)	(157,000)	100,107
Book value per share	$(1.10)	$(3.78)	$(1.67)	$1.12

(1)	We previously reclassified our consolidated financial statements for each of the three years ended December 31, 2002 to reflect the classification of certain of our operations as “discontinued operations” as a result of our June 17, 2003 exchange with AT&T Wireless of our two wireless properties in California for two properties in Alaska.

(2)	For the years ended December 31, 2001 and 2000 our earnings were insufficient to cover our fixed charges by $89.2 million and $106.3 million, respectively. We define earnings as net income (loss) before discontinued operations, extraordinary items, interest expense, amortization of deferred financing costs, taxes and the portion of rent expenses under operating leases representative of interest. Fixed charges consist of interest expense, amortization of deferred financing costs and the portion of rent expense under operating leases representative of interest.

AVAILABLE INFORMATION

      Dobson currently is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith, files reports and other information with the Securities and Exchange Commission (the “Commission”). Such reports and other information (including the documents incorporated by reference into this Offer to Purchase) may be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its Washington address. The Commission also maintains a site on the World Wide Web (http: //www.sec.gov) that contains reports, proxy statements and other information regarding companies like Dobson that file electronically with the Commission.

      Copies of the materials referred to in the preceding paragraph, as well as copies of any current amendment or supplement to the Offer, may also be obtained from the Information Agent at its address set forth on the back cover of this Offer to Purchase.

DOCUMENTS INCORPORATED BY REFERENCE

      The following documents filed with the Commission with respect to Dobson are incorporated herein by reference and shall be deemed to be a part hereof:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003;

•	Current Report on Form 8-K filed January 8, 2003;

•	Current Report on Form 8-K/ A filed March 5, 2003 (excluding Item 9 information);

•	Current Report on Form 8-K/ A filed March 10, 2003 (excluding Item 9 information);

•	Current Report on Form 8-K filed April 4, 2003;

•	Current Report on Form 8-K filed April 22, 2003 (excluding Item 9 information);

•	Current Report on Form 8-K filed May 28, 2003;

•	Current Report on Form 8-K filed June 19, 2003;

•	Current Report on Form 8-K filed July 28, 2003;

•	Current Report on Form 8-K filed August 8, 2003 (excluding Item 9 information); and

•	Current Report on Form 8-K filed August 28, 2003 (excluding Item 9 information).

•	Current Report on Form 8-K filed September 9, 2003 (excluding Item 9 information);

•	Current Report on Form 8-K filed September 15, 2003 (excluding Item 9 information);

•	Current Report on Form 8-K filed September 18, 2003 (excluding Item 9 information);

•	The audited financial statements of American Cellular for the years ended December 31, 2002, 2001 and 2000 included in American Cellular’s Annual Report on Form 10-K for the year ended December 31, 2002; and

•	The unaudited interim financial statements of American Cellular for the six months ended June 30, 2002 and 2003 included in American Cellular’s Quarterly Report on Form 10-Q for the six months ended June 30, 2003.

      All documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offer to Purchase and prior to the expiration of the Offer shall be deemed to be incorporated in and made a part of this Offer to Purchase by reference from the date of filing such documents.

      Any statement contained herein or contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

      The Information Agent will provide without charge to each person to whom this Offer to Purchase is delivered upon the request of such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to the Information Agent at its address set forth on the back cover of this Offer to Purchase.

FORWARD-LOOKING STATEMENTS

      This Offer to Purchase includes forward-looking statements. These forward-looking statements are subject to risk and uncertainties. You should not place undue reliance on these statements. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of Dobson’s business strategies. These statements often include words such as “anticipates,” “expects,” “plans,” “intends” and similar expressions. Dobson bases these statements on certain assumptions that it has made in light of its experience in the industry, as well as its perceptions of historical trends, current conditions, expected further developments and other factors Dobson believes are appropriate in these circumstances. As you read and consider this Offer to Purchase, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Although Dobson believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements. These factors include the following:

•	Dobson’s substantial leverage and debt service requirements;

•	pricing, market strategies, the expansion, consolidation and other activities of competitors;

•	the effect of economic conditions in its markets; and

•	the regulatory environment in which Dobson operates.

      All future written and oral forward-looking statements attributable to Dobson or persons acting on its behalf are expressly qualified in their entirety by its cautionary statements. Dobson does not intend to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future or to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events, except as required by law.

THE COMPANY

      Dobson is one of the largest providers of rural and suburban wireless communications services in the United States. At June 30, 2003, on a pro forma basis to reflect Dobson’s acquisition of American Cellular Corporation on August 19, 2003, Dobson’s wireless telephone systems covered a total population of approximately 11.1 million and it had approximately 1.6 million subscribers with an aggregate market penetration of 14.1%. Dobson offers digital voice and digital feature services to all of its covered population through its existing Time Division Multiple Access digital network. Dobson is currently deploying the Global System for Mobile Communications and General Packet Radio Service digital technology on its existing network, which will enable it to offer enhanced wireless data services.

      Dobson’s principal executive offices are located at 14201 Wireless Way, Oklahoma City, OK 73134. Dobson’s telephone number is (405) 529-8500.

SOURCES AND AMOUNT OF FUNDS

      Dobson intends to use a portion of the net proceeds of the Replacement Financing to fund the purchase of the Shares in connection with the Offer. The status of the Replacement Financing is described under the heading “Terms of the Offer — Conditions of the Offer.” Dobson estimates that the amount of funds required to purchase all of the outstanding Shares that are being sought in the Offer is approximately $273 million. If the Financing Condition and General Conditions are not satisfied or waived, Dobson shall not be required to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered Shares, subject to Rule 14e-1(c) under the Exchange Act, and may terminate the Offer. At the time of this Offer, Dobson does not have any alternative financing arrangements or alternative financing plans in the event that the Replacement Financing is not successful in raising the necessary capital for the Offer. Statements in this Offer regarding the Replacement Financing shall not constitute an offer to sell or a solicitation of an offer to buy any securities. Each of those securities will only be offered through the means of a prospectus. See “Terms of the Offer — Conditions of the Offer.”

TERMS OF THE OFFER

The Offer

      Dobson is offering to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase, up to 250,000 Shares tendered and not validly withdrawn prior to the Expiration Date for the Tender Offer Consideration. The “Tender Offer Consideration” for each Share tendered and not validly withdrawn prior to the Expiration Date pursuant to the Offer shall be $1,061.25 per Share, plus accrued and unpaid dividends on such Shares to, but not including, the Settlement Date.

      Dobson’s Board of Directors has approved the Offer. However, neither Dobson nor its Board of Directors nor the Dealer Manager makes any recommendation to Holders as to whether to tender or refrain from tendering Shares, and none of them have authorized any person to make such a recommendation. Holders are advised to evaluate carefully all information in the Offer, consult with their own investment and tax advisors and make their own decision as to whether to tender Shares and, if so, how many Shares to tender.

Purposes and Background of the Offer

      The principal purpose of the Offer is to acquire up to 250,000 Shares. Dobson is undertaking the Offer and simultaneously undertaking certain other transactions described herein in order to enhance its capital structure and to provide it additional financing flexibility to enable it to more effectively execute its business objectives in the future.

      The total amount of funds required to purchase all of the Shares sought pursuant to the Offer, to pay all accrued and unpaid dividends on the Shares and to pay all fees and expenses in connection therewith, is expected to be approximately $273 million, assuming 250,000 Shares are validly tendered prior to the Expiration Date.

      Dobson may from time to time purchase any Shares that remain outstanding after the Expiration Date through open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise, on terms that may or may not be equal to the Tender Offer Consideration, or to exercise any of its rights under the Certificate of Designation relating to the Shares.

Conditions of the Offer

      Notwithstanding any other provision of the Offer, Dobson will not be obligated to accept for purchase, and pay for, the validly tendered Shares pursuant to the Offer if any of the following shall not have occurred:

(a) Dobson having consummated a Replacement Financing upon terms and conditions reasonably satisfactory to it (the “Financing Condition”); and

(b) satisfaction of the General Conditions (as defined below).

      Dobson expects to satisfy the Financing Condition by consummating an offering of $650 million principal amount of its 8.875% Senior Notes due 2013 (the “Senior Notes”) and borrowings under a new $700 million senior credit facility (the “Replacement Financing”). The sale of the Senior Notes is expected to close on September 26, 2003. Dobson has executed commitment letters relating to the senior credit facility. Dobson anticipates that the Replacement Financing will generate net proceeds that, together with cash on hand, will be sufficient to repay existing indebtedness under Dobson’s existing secured credit facility and amounts under Dobson/ Sygnet Communications Company’s (“Dobson/ Sygnet”) existing senior credit facility, to complete an offer by Dobson/ Sygnet to purchase any and all of its outstanding $188,500,000 12.25% Senior Notes due 2008 and to complete the Offer and will contain terms and conditions that will be determined by market conditions and other factors at the time that it is consummated. No assurance can be given that Dobson will consummate the Replacement Financing.

      For purposes of the foregoing provisions, all of the “General Conditions”shall be deemed to have been satisfied on the Expiration Date unless any of the following conditions shall have occurred and be continuing on or after the date of this Offer to Purchase and prior to the Expiration Date:

(a) (i) any general suspension of, or limitation on prices for, trading in securities in the United States securities or financial markets, (ii) the Shares trade at or below $955.13 per Share, plus accrued and unpaid dividends, for five (5) consecutive trading days in the United States or other major securities or financial markets, (iii) any suspension of, or material disruption of the settlement of, trading in any equity securities, or the establishment of minimum prices for equity securities, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (v) any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States, (vi) any attack on, outbreak or escalation of hostilities or acts of terrorism involving the United States which would reasonably be expected to have a materially disproportionate effect on Dobson (or its subsidiaries’) business, operations, condition or prospects relative to other companies in the same industry or (vii) any significant adverse change in the United States securities or financial markets generally or in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof;

(b) the existence of an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction that shall have been enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in Dobson’s reasonable judgment, would or would be reasonably likely to prohibit, prevent or materially restrict or delay consummation of the Offer or that is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of Dobson or its subsidiaries;

(c) any instituted, pending or threatened action or proceeding before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, which challenges the making of the Offer or is reasonably likely to directly or indirectly prohibit, prevent, restrict or delay the consummation of the Offer or otherwise adversely affect in any material manner the Offer; or

(d) an event or events or the likely occurrence of an event or events, which would or might reasonably be expected to prohibit, restrict or delay the consummation of the Offer.

      The conditions described above are for Dobson’s sole benefit and may be asserted by Dobson regardless of the circumstances giving rise to any such condition and may be waived by Dobson, in whole or in part, at any time and from time to time prior to the Expiration Date, to the extent permitted by applicable law. Dobson’s failure at any time to exercise any of its rights will not be deemed a waiver of any other right, and each right will be deemed an ongoing right which may be asserted at any time and from time to time prior to the Expiration Date.

Certain Significant Consequences to Non-Tendering Holders

      In deciding whether to participate in the Offer, each Holder should consider carefully, in addition to the other information contained in and incorporated by reference in this Offer to Purchase, the following:

Limited Trading Market for the Shares

      Historically, the trading market for the Shares has been limited. To the extent that Shares are tendered and accepted in the Offer, the trading market for the Shares will likely become further limited. A bid for an equity security with a smaller outstanding number of shares available for trading (a smaller “float”) may be lower than a bid for a comparable equity security with a greater float. Therefore, the market price for and liquidity of Shares not tendered or tendered but not purchased may be affected adversely to the extent that the number of Shares purchased pursuant to the Offer reduces the float. The reduced float may also tend to make the trading price more volatile. Holders of unpurchased Shares may attempt to obtain quotations for their Shares from their brokers; however, there can be no assurance that an active trading market will exist for the Shares following consummation of the Offer. The extent of the public market for the Shares following consummation of the Offer will depend upon a number of factors, including the size of the float, the number of Holders remaining at such time, and the interest in maintaining a market in the Shares on the part of securities firms.

Optional Redemption of Shares

      Pursuant to the Certificate of Designation relating to the Shares, Dobson currently has the option to redeem, upon at least 30 days’ notice, all or any portion of the Shares at a redemption price (expressed as a percentage of the liquidation preference thereof) equal to 106.125%, plus accrued and unpaid dividends to the date of redemption. As of January 15, 2004, the redemption price will equal 104.084%. To the extent that less than 250,000 Shares are validly tendered and not withdrawn pursuant to the Offer, Dobson intends to effect a redemption of that number of Shares which would bring the total number of Shares either tendered pursuant to the Offer or redeemed at Dobson’s option to at least 250,000 following the Expiration Date or effective as of January 15, 2004. Dobson’s intention to redeem such Shares shall not constitute a binding obligation of Dobson. Such action could affect the market price of any Shares that remain outstanding. See “Terms of the Offer — Optional Redemption of Shares.”

Procedures for Tendering

General

      The following summarizes the procedures to be followed by all Holders in tendering their Shares.

Expiration Date; Extensions; Termination; Amendments

      The Expiration Date is 5:00 p.m., New York City time, on October 7, 2003, unless extended, in which case the Expiration Date will be such date to which the Expiration Date is extended. Dobson, in its sole discretion, may extend the Expiration Date for any purpose, including without limitation to permit the satisfaction or waiver of all conditions to the Offer. In order to extend the Expiration Date, Dobson will notify DTC and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement will state that Dobson is extending the Offer for a specified period or on a daily basis. Without limiting the manner in which Dobson may choose to make a public announcement of any extension, amendment or termination of the Offer, Dobson will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely press release and notice to Bloomberg Financial Markets, Reuters and Xcitek, Inc.

      Dobson expressly reserves the right to:

•	extend the Offer period;

•	amend, modify or waive, at any time or from time to time prior to the Expiration Date, the terms of the Offer in any respect, including waiver of any conditions to consummation of the Offer; and

•	increase the number of Shares it will purchase pursuant to the Offer.

If Dobson exercises any such right, it will give written notice thereof to DTC and will make a public announcement thereof as promptly as practicable.

      Subject to compliance with applicable law, Dobson further reserves the right, in its sole discretion, and regardless of whether any of the events set forth below in “Terms of the Offer — Conditions to the Offer” will occur or are deemed by Dobson to have occurred, to amend the Offer in any respect. If Dobson makes a material change in the Offer, or if it waives a material condition to the Offer, it will extend the Offer to the extent required by Rule 13e-4(d) (2) and 13e-4(e) (3) under the Exchange Act. If (i) Dobson increases or decreases the price to be paid for the Shares or it increases or decreases the number of Shares being sought and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, Dobson will extend the Offer, if required by applicable law, until the expiration of such period of ten (10) business days from the date of publication of such notice. If Dobson makes a material change to the other terms of the Offer or to the information concerning the Offer, or waive a material condition to the Offer, it will extend the offer, if required by applicable law, for a period of five (5) business days to allow you to consider the amended terms of the Offer. Business day means any day other than Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

      The minimum period during which the Offer will remain open following material changes in the terms of the Offer or in the information concerning the Offer (other than a change in price or a change in number of Shares sought) will depend upon the facts and circumstances of such change, including the relative materiality of the terms of information changes. With respect to any material change in consideration, a minimum ten business day extension period will be made to allow for adequate dissemination of such change. If any of the terms of the Offer are amended in a manner determined by Dobson to constitute a material change adversely affecting any Holder, Dobson will promptly disclose any such amendment in a manner reasonably calculated to inform the Holders of such amendment, and Dobson will extend the Offer for a time period which Dobson, in its discretion, deems appropriate, depending upon the significance of the amendment and the manner of disclosure to Holders, if the Offer would otherwise expire during such time period.

How to Tender Existing Shares

      Any beneficial owner whose Shares are held in book-entry form through a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Shares should contact such broker, dealer, commercial bank, trust company or other nominee promptly and instruct such nominee to submit instructions on such beneficial owner’s behalf. In some cases, the broker, dealer, commercial bank, trust company or other nominee may request submission of such instructions on a Beneficial Owner’s Instruction Form. Please check with your nominee to determine the procedures for such firm.

      The tender by a Holder pursuant to one of the procedures set forth herein will constitute an agreement between such Holder and Dobson in accordance with the terms and subject to the conditions set forth herein.

      Except as otherwise provided herein, delivery of the Shares will be deemed made only when the Agent’s message is actually received by the Information Agent. In all cases, sufficient time should be allowed to assure timely delivery. No documents should be sent to Dobson or Lehman Brothers Inc.

Procedures to be Followed by Brokers, Banks, Dealers and Other Nominees; ATOP Account; DTC System

      The Information Agent will establish one or more ATOP accounts on behalf of Dobson (the “ATOP Accounts”) with respect to the Shares at DTC promptly after the date of this Offer to Purchase. The Information Agent and DTC have confirmed that the Offer is eligible for DTC’s Automated Tender Offer Program, or ATOP, whereby a financial institution that is a participant in DTC’s system may make book-entry delivery of Shares by causing DTC to transfer Shares into the ATOP Account. Tenders of Shares are effected through the ATOP procedures by delivery of an Agent’s message by DTC to the Information Agent. “Agent’s message” means a message transmitted to, and received by, the Information Agent and forming a part of a book-entry confirmation, stating that DTC has received an express acknowledgement from the participant in DTC tendering Shares that such participant has received and agrees to be bound by the terms of the Offer, and Dobson may enforce such agreement against the participant.

Acceptance of Shares for Purchase; Payment for Shares

      Upon the terms and subject to the conditions of the Offer and applicable law, Dobson will accept for purchase Shares validly tendered under the Offer and not validly withdrawn upon the satisfaction or waiver of the conditions to the Offer specified under “— Conditions of the Offer.” Dobson will pay for Shares accepted promptly following the Expiration Date.

      Dobson expressly reserves the right, in its sole discretion, to delay acceptance for purchase of Shares tendered under the Offer or the payment for Shares accepted for purchase (subject to Rule 14e-1 under the Exchange Act, which requires that Dobson pay the consideration offered or return the Shares deposited by or on behalf of the Holders promptly after the termination or withdrawal of the Offer). In all cases, payment for Shares accepted for purchase pursuant to the Offer will be made only after confirmation of book-entry transfer thereof.

      For purposes of the Offer, Dobson will be deemed to have accepted for purchase validly tendered Shares (or defectively tendered Shares with respect to which Dobson has waived such defect) if, as and when Dobson gives oral or written notice thereof to the Depositary. Payment for Shares accepted for purchase in the Offer will be made by Dobson by depositing such payment in cash with the Depositary, which will act as agent for the tendering Holders for the purpose of receiving the Tender Offer Consideration and transmitting the Tender Offer Consideration to such Holders. Upon the terms and subject to the conditions of the Offer, delivery by the Depositary of the Tender Offer Consideration will be made on the Settlement Date. See “— Conditions of the Offer” above.

      If, after expiration of the Offer, more than 250,000 Shares are validly tendered and not withdrawn and all of the conditions are either satisfied or waived, including the Financing Condition and the General Conditions, Dobson will purchase Shares on a pro rata basis from all tendering Holders, disregarding fractions, according to the number of Shares tendered by each Holder. All Shares tendered and not purchased by Dobson pursuant to the Offer because of such pro-ration will be returned to the tendering Holders pursuant to the procedure set forth in “— Procedures for Tendering”.

      If, for any reason, acceptance for purchase of or payment for validly tendered Shares pursuant to the Offer is delayed, or Dobson is unable to accept for purchase or to pay for validly tendered Shares pursuant to the Offer, then the Depositary may, nevertheless, on behalf of Dobson, retain tendered Shares, without prejudice to the rights of Dobson described under “— Expiration Date; Extensions; Amendments” and “— Conditions of the Offer” above and “— Withdrawal of Tenders” below, but subject to Rule 14e-1 under the Exchange Act, which requires that Dobson pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer.

      If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, such Shares will be credited to an account maintained at DTC, designated by the participant therein who so delivered such Shares promptly following the Expiration Date or the termination of the Offer.

      Dobson reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates or any third party the right to purchase all or any of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Dobson of its obligations under the Offer and will in no way prejudice the rights of tendering Holders to receive payment for Shares validly tendered and not validly withdrawn and accepted for payment pursuant to the Offer.

      Holders of the Shares tendered and accepted for payment pursuant to the Offer will be entitled to accrued and unpaid dividends on their Shares to, but not including, the Settlement Date. Under no circumstances will any interest on the Tender Offer Consideration be payable because of any delay by the Depositary in the transmission of funds to the Holders of purchased Shares or otherwise.

      Tendering Holders of Shares purchased in the Offer will not be obligated to pay brokerage commissions or fees to Lehman Brothers Inc., the Depositary, the Information Agent or Dobson or to pay transfer taxes with respect to the purchase of their Shares. Dobson will pay all other charges and expenses in connection with the Offer. See “Dealer Manager; Depositary; Information Agent.”

      All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tendered Shares pursuant to any of the procedures described above will be determined by Dobson in its sole discretion (whose determination shall be final and binding). Dobson reserves the absolute right to reject any or all tenders of any Shares determined by it not to be in proper form or if the acceptance for payment of, or payment for, such Shares may, in the opinion of Dobson’s counsel, be unlawful. Dobson also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to Shares of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders. Dobson’s interpretation of the terms and conditions of the Offer will be final and binding. None of Dobson, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. If Dobson waives its right to reject a defective tender of Shares, the Holder will be entitled to the Tender Offer Consideration.

Withdrawal of Tenders

      Tenders of Shares may validly be withdrawn at any time during the period that the Offer is open, or if Dobson has not yet accepted the Shares, after the expiration of 40 business days from the commencement of the Offer, which is November 4, 2003. If, after the Expiration Date, Dobson is required by law to permit withdrawal, then previously tendered Shares may be validly withdrawn until the expiration of ten business days after the date that notice of any such reduction is first published, given or sent to Holders by Dobson. In addition, tenders of Shares may be validly withdrawn if the Offer is terminated without any Shares being purchased thereunder. In the event of a termination of the Offer, Shares tendered pursuant to the Offer will be promptly returned to the tendering Holder.

      For a withdrawal of a tender of Shares to be effective, a written or facsimile transmission notice of withdrawal must be received by the Depositary prior to the Expiration Date at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must (a) specify the name of the person who tendered the Shares to be withdrawn, (b) specify the number of Shares to be withdrawn and (c) be signed by the Holder of such Shares or be accompanied by (x) documents of transfer sufficient to have the Depositary register the transfer of the Shares into the name of the person withdrawing such Shares and (y) a properly completed irrevocable proxy that authorized such person to effect such revocation on behalf of such Holder. If the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal will be effective immediately upon written or facsimile notice of withdrawal even if physical release has not yet then been effected.

      Withdrawal of Shares may only be accomplished in accordance with the foregoing procedures.

      Shares validly withdrawn may thereafter be retendered at any time prior to the Expiration Date by following the procedures described under “— Procedures for Tendering.”

      All questions as to the form and validity (including time of receipt) of any notice of withdrawal of a tender will be determined by Dobson, in its sole discretion, which determination shall be final and binding. None of Dobson, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal of a tender or incur any liability for failure to give any such notification.

      If Dobson is delayed in its acceptance for purchase of, or payment for, any Shares or is unable to accept for purchase or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Dobson’s rights hereunder, tendered Shares may be retained by the Depositary on behalf of Dobson and may not be validly withdrawn (subject to Rule 14e-1 under the Exchange Act, which requires that Dobson pay the consideration offered or return the Shares deposited by or on behalf of the Holders promptly after the termination or withdrawal of the Offer).

Appraisal Rights

      There are no appraisal or other similar statutory rights available to Holders in connection with the Offer.

Optional Redemption of Shares

      As of January 15, 2003, Dobson had the option, pursuant to the Certificate of Designation relating to the Shares, to redeem all or any portion of the Shares at a redemption price (expressed as a percentage of the liquidation preference thereof) equal to 106.125%, plus accrued and unpaid dividends to the date of redemption, upon not less than 30 days’ notice. As of January 15, 2004, the redemption price will equal 104.084%, plus accrued and unpaid dividends to the date of redemption. If Dobson redeems Shares prior to January 15, 2004, it will pay $1,061.25 per Share, plus accrued and unpaid dividends to the date of redemption. If Dobson redeems Shares on or after January 15, 2004, it will pay $1,040.84 per Share, plus accrued and unpaid dividends to the date of redemption. To the extent that less than 250,000 Shares are validly tendered and not withdrawn pursuant to the Offer, Dobson intends to effect a redemption of that number of Shares which would bring the total number of Shares either tendered pursuant to the Offer or redeemed at Dobson’s option to at least 250,000 following the Expiration Date or effective as of January 15, 2004. Dobson’s obligation to redeem such Shares shall not constitute a binding obligation of Dobson.

      Holders that validly tender and do not withdraw their Shares prior to the Expiration Date will receive the Tender Offer Consideration promptly after the Expiration Date. Holders that do not tender their Shares and whose Shares are called for redemption by Dobson will receive a cash payment, in accordance with the provisions of the Certificate of Designation, promptly following the redemption of such Shares.

MARKET FOR THE SHARES

      There is no established trading market (except for limited or sporadic quotations) for the Shares.

INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS;

TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

      Except as provided in the table below, to Dobson’s knowledge after making reasonable inquiry, none of its executive officers, directors or persons who would be considered to be “controlling the corporation” (a “Controlling Person”), or any associate or majority-owned subsidiary of such persons, own any of the Shares.

		Number of
		Shares
		Beneficially	Percent of
Name of Beneficial Owner	Position	Owned(1)	Class(2)

DCC PIK, L.L.C.(3)	(3)	244	*

*	Represents beneficial ownership of less than 1% of the outstanding Shares.

(1)	Includes Shares as to which such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power and/or investment power, as these terms are defined in Rule 13d-3(a) under the Exchange Act.

(2)	Based on 354,098 Shares issued and outstanding on September 8, 2003.

(3)	Bruce R. Knooihuizen, Ronald L. Ripley, and Richard D. Sewell, Jr., Dobson’s Executive Vice President and Chief Financial Officer, Vice President and Senior Corporate Counsel, and Treasurer, respectively, are members of DCC PIK, L.L.C.

      Dobson’s directors and executive officers who are also Holders of Shares are listed in the table above and will receive the Offer and be eligible to tender their Shares on the same basis as any other Holder of Shares.

      Based on Dobson’s records and information provided to it by its officers, directors, associates and subsidiaries, neither Dobson, nor any of its associates or subsidiaries, nor, to Dobson’s knowledge after making reasonable inquiry, any of its or any of its majority-owned subsidiary’s directors, executive officers or Controlling Persons or any associates or subsidiaries thereof, have effected any transactions in the Shares during the 60 days before September 8, 2003.

      Neither Dobson nor any Controlling Person nor, to Dobson’s knowledge, any of its executive officers or directors is a party to any agreement, arrangement, understanding or relationship with Dobson or any other person relating, directly or indirectly, to any of Dobson’s securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

      From time to time, Dobson issues debt and equity securities, and, in connection with such issuances, it may enter into customary arrangements with respect to the sale and placement of securities.

CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS

      Dobson is not aware of (i) any license or other regulatory permit that appears to be material to the business of Dobson or any of its subsidiaries, taken as a whole, which might be adversely affected by Dobson’s acquisition of Shares pursuant to the Offer or (ii) any approval or other action by any domestic (federal or state) or foreign governmental authority which would be required prior to Dobson’s acquisition of Shares pursuant to the Offer. Should any such approval or other action be required, it is Dobson’s current intention to seek such approval or action. Dobson does not currently intend, however, to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such action or the receipt of any such approval (subject to Dobson’s right to decline to purchase Shares if any of the conditions described in “Terms of the Offer — Conditions to the Offer” shall have occurred). There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of Dobson. Dobson’s obligation to accept for payment and pay for Shares is subject to certain conditions. See “Terms of the Offer — Conditions to the Offer.”

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following is a summary of the material U.S. federal income tax considerations that apply to the Offer. This summary deals only with Shares that are held as “capital assets” (generally property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as dealers or traders in securities, financial institutions or “financial services entities”, banks, thrifts, insurance companies, tax-exempt entities, holders that hold Shares as a part of a hedge, straddle, conversion transaction, constructive sale or other arrangement involving more than one position, holders whose functional currency is not the U.S. dollar, investors who received Shares as compensation, investors who have elected mark-to-market accounting, certain expatriates or former long-term residents of the United States, partnerships or other pass-through entities for U.S. federal income tax purposes, and investors in partnerships or other pass-through entities that hold the Shares. In addition, this discussion does not address the potential application of the alternative minimum tax.

      The discussion below is based upon the provisions of the Code, applicable Treasury regulations, rulings, administrative pronouncements and judicial decisions as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect. No assurance can be given that the treatment of the Tender Offer Consideration described herein will be respected by the Internal Revenue Service (the “IRS”) or, if challenged, by a court.

      The discussion set out below is intended only as a summary of the material U.S. federal income tax consequences to a holder of the Offer. Holders are urged to consult their own tax advisors as to the tax consequences of the Offer, including the application to their particular situation of the tax considerations discussed below, as well as the application of state, local or foreign tax laws. The statements of U.S. federal income tax considerations set out below are based on the laws and regulations in force and interpretations thereof as of the date of this Offer to Purchase, and are subject to changes occurring after that date.

      For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Shares that is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust, and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust. In addition, for purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of Shares that is an individual, corporation, estate or trust other than a U.S. Holder.

Consequences to U.S. Holders

Tender of Shares Pursuant to the Offer

      The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. Except as discussed below, a U.S. Holder that tenders Shares in the Offer will generally recognize gain or loss in an amount equal to the difference between the total consideration received (other than any amounts attributable to accrued but unpaid dividends not previously included in income, which may be characterized and taxed to a U.S. Holder as dividend income) and the U.S. Holder’s adjusted tax basis in the tendered Shares. A U.S. Holder’s initial tax basis for a Share (other than a Share issued to such holder as a distribution (a “PIK Share”)) generally will be the price such U.S. Holder paid for the Share. A U.S. Holder’s initial tax basis for a PIK Share generally will be the fair market value of such Share on the date of distribution. Thereafter, a U.S. Holder’s initial basis in a Share (including a PIK Share) will be increased by the amount of any constructive distributions the holder is treated as having received in respect of any redemption premium and reduced (but not below zero) by the amount of any distribution that is treated as a tax-free recovery of basis.

      The U.S. federal income tax treatment of a tendering U.S. Holder will depend on the particular facts relating to such holder at the time of the sale. If the sale of such holder’s Shares (i) is “not essentially equivalent to a dividend” in respect of the holder, (ii) is “substantially disproportionate” in respect of the holder (defined generally as a greater than 20% reduction in a holder’s voting stock interest in Dobson) or (iii) results in a “complete termination” of the holder’s interest in the stock of Dobson, then the receipt of cash by such U.S. Holder will generally be treated as an exchange on which capital gain or loss will be recognized. In applying these tests, certain constructive ownership rules apply to determine stock ownership. Such capital gain or loss will be long-term capital gain or loss if the Shares have been held for more than one year. Long-term capital gains recognized by individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitation.

      If none of the above tests giving rise to exchange treatment is satisfied in respect of a tender of Shares pursuant to the Offer, the tendering U.S. Holder will be treated as having received a taxable distribution in respect of such Shares. The amount of such distribution generally will be equal to the amount of cash received in the sale, and will be treated first as a taxable dividend to the extent of Dobson’s current and accumulated earnings and profits, if any, and then as a tax-free return of capital to the extent of the holder’s tax basis in the Shares sold, with any excess treated as a capital gain from the sale or exchange of such Shares. Under Section 243 of the Code, U.S. Holders taxable as corporations may be able to deduct seventy percent (70%) of the amounts otherwise includable in income as dividends. U.S. Holders taxable as corporations should consult their own tax advisors as to the availability of such a deduction.

Treatment of Non-Tendering U.S. Holders

      A non-tendering U.S. Holder should not recognize any income, gain or loss for U.S. federal income tax purposes.

Backup Withholding Tax and Information Reporting

      A U.S. Holder whose Shares are tendered and accepted for payment by Dobson may be subject to backup withholding tax on the gross proceeds from such tender and payment, unless the U.S. Holder (i) is a corporation or other exempt recipient and, when required, establishes this exemption or (ii) provides its correct taxpayer identification number, certifies that it is not currently subject to backup withholding tax and otherwise complies with applicable requirements of the backup withholding tax rules. A U.S. Holder that does not provide Dobson or its paying agent with its correct taxpayer identification number may be subject to penalties imposed by the IRS. Backup withholding tax is not an additional tax; any amount so withheld may be credited against the U.S. Holder’s federal income tax liability. If backup withholding tax results in an overpayment of U.S. federal income taxes, a refund may be obtained from the IRS, provided that the required information is furnished.

      Dobson will provide information statements to tendering U.S. Holders and to the IRS reporting the payment of the Tender Offer Consideration, except with respect to U.S. Holders that are exempt from the information reporting rules, such as corporations.

Consequences to Non-U.S. Holders

U.S. Trade or Business Income

      For purposes of the discussion below, dividends and gains on the sale, exchange or other disposition of Shares will be considered to be “U.S. trade or business income” if such income or gain is:

•	effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business; or

•	in the case of a treaty resident, attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) maintained by the Non-U.S. Holder in the United States.

Generally, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular graduated tax rates. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation also may, under specific circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be applicable under an income tax treaty.

Tender of Shares Pursuant to the Offer

      As discussed above under the heading “Consequences to U.S. Holders — Tender of Shares Pursuant to the Offer,” to the extent that the tender of Shares by a Non-U.S. Holder for cash pursuant to the Offer is treated as an exchange by the Non-U.S. Holder, except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on such exchange of Shares generally will not be subject to U.S. federal income tax (but subject to U.S. withholding tax, which may be refunded, as described below), unless:

•	the gain is U.S. trade or business income;

•	subject to certain exceptions, the Non-U.S. Holder is an individual who holds Shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

•	Dobson is or has been a “U.S. real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of Shares and the Non-U.S. Holder’s holding period for the Shares.

      The Shares will not be subject to tax under the rules relating to stock in a USRPHC if any class of Dobson’s stock is regularly traded on an established securities market and the Non-U.S. Holder’s ownership of Dobson’s common stock does not exceed certain ownership thresholds. Dobson believes that its shares of common stock are regularly traded on an established securities market. Accordingly, the tax relating to stock in a USRPHC shall not apply to a Non-U.S. Holder who owns, directly, indirectly or by attribution, 5% or less of the fair market value of Dobson’s common stock, or other classes of Dobson’s common stock whose value (generally, as of its acquisition date) is equal to 5% or less of the value of Dobson’s common stock. Generally, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Dobson believes that it has not been and is not currently a USRPHC for U.S. federal income tax purposes, nor does it anticipate becoming a USRPHC in the future. However, no assurance can be given that the IRS will not reach a different conclusion, that our expectation for the future will not change, or that Dobson will not become a USRPHC. Non-U.S. Holders are urged to consult their tax advisors to determine the application of these rules to their disposition of Shares.

      Because the determination as to whether payments received by Non-U.S. Holders from Dobson pursuant to the Offer in redemption of Shares are subject to exchange treatment or dividend treatment depends upon the particular facts relating to each Non-U.S. Holder as discussed above under the heading “Consequences to U.S. Holders — Tender of Shares Pursuant to the Offer,” Dobson cannot determine in advance the appropriate characterization of the payment (other than the amount which is a payment for accrued and unpaid dividends, the treatment of which is discussed below under the heading “Consequences to Non-U.S. Holders — Dividends”) for each Non-U.S. Holder. Therefore, under applicable Treasury regulations, Dobson must treat the entire payment (other than the amount which is a payment for accrued and unpaid dividends, the treatment of which is discussed below under the heading “Consequences Non-U.S. Holders — Dividends”) to each Non-U.S. Holder in redemption of its Shares as a dividend, to the extent of Dobson’s earnings and profits, as determined for U.S. federal income tax purposes. The U.S. federal income tax consequences relating to payments treated as a dividend are discussed below.

Dividends

      The amount received by a Non-U.S. Holder as part of the Tender Offer Consideration which is a payment for accrued and unpaid dividends on the Shares will be treated as a dividend, to the extent of Dobson’s current and accumulated earnings and profits, as determined for U.S. federal income tax purposes.

      Dividends (including amounts attributable to any constructive distributions the holder is treated as having received previously in respect of any redemption premium) are subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable tax treaty. However, dividends that are U.S. trade or business income are not subject to the withholding tax. To claim an exemption from withholding in the case of U.S. trade or business income, or to claim the benefits of an applicable tax treaty, a Non-U.S. Holder must provide Dobson or its agent with a properly executed IRS Form W-8ECI (in the case of U.S. trade or business income) or IRS From W-8BEN (in the case of a treaty), or any successor form as the IRS designates, as applicable prior to the payment of the dividends. These IRS forms must be periodically updated. A Non-U.S. Holder who is claiming the benefits of a tax treaty will be required to obtain and to provide a U.S. taxpayer identification number. Also, special procedures are provided under applicable Treasury regulations for payments through qualified intermediaries.

      To the extent that the payments to a Non-U.S. Holder from Dobson pursuant to the Offer in redemption of Shares are subject to exchange treatment (as described above under the heading “Consequences to U.S. Holders — Tender of Shares Pursuant to the Offer”) such Non-U.S. Holder may apply for a refund of any U.S. withholding tax by filing an appropriate claim for refund with the IRS, subject to the exceptions to exemption from U.S. federal income tax set forth above under the heading “Consequences to Non-U.S. Holders — Tender of Shares Pursuant to the Offer.”

Treatment of Non-Tendering Non-U.S. Holders

      A non-tendering Non-U.S. Holder should not recognize any income, gain or loss for U.S. federal income tax purposes.

Backup Withholding Tax and Information Reporting

      Dobson must report annually to the IRS and to each Non-U.S. Holder any dividend that is paid to the Non-U.S. Holder. Copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Treasury regulations provide that the backup withholding tax (currently at a rate of 28%) and certain information reporting will not apply to dividends paid on Shares provided that the Non-U.S. Holder provides a properly executed IRS Form W-8BEN certifying that the Non-U.S. Holder is not a U.S. person, or otherwise establishes an exemption, provided that neither Dobson nor its paying agent have actual knowledge, or reason to know, that the Non-U.S. Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

      The payment of the gross proceeds from the sale, exchange or other disposition of the Shares to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the Non-U.S. Holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge, or reason to know, that the Non-U.S. Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the gross proceeds from the sale, exchange or other disposition of the Shares to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a

“U.S. related person”). In the case of the payment of the gross proceeds from the sale, exchange or other disposition of the Shares to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge, or reason to know, to the contrary.

      Backup withholding tax is not an additional tax. The amount of any backup withholding will be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

DEALER MANAGER; DEPOSITARY; INFORMATION AGENT

      Dobson has retained Lehman Brothers Inc. to act as Dealer Manager in connection with the Offer. In its capacity as Dealer Manager, Lehman Brothers Inc. may contact Holders regarding the Offer and may request brokers, dealers and other nominees to forward this Offer to Purchase and related materials to beneficial owners of Shares.

      Dobson has agreed to pay Lehman Brothers Inc. a fee for its services as Dealer Manager in connection with the Offer. In addition, Dobson will reimburse the Dealer Manager for its reasonable out-of-pocket expenses, including the reasonable expenses and disbursements of its legal counsel. Dobson has also agreed to indemnify the Dealer Manager and its respective affiliates against certain liabilities in connection with its services, including liabilities under the federal securities laws. At any given time, Lehman Brothers Inc. may trade the Shares or other securities of Dobson for its own account or for the accounts of its customers and, accordingly, may hold a long or short position in the Shares.

      Lehman Brothers Inc. has provided in the past, and/or is currently providing, other investment banking and financial advisory services to Dobson and its affiliates. Lehman Brothers Inc. may continue to provide various investment banking and other services to Dobson and its affiliates, for which it would receive customary compensation from Dobson.

      Bondholder Communications Group has been appointed Depositary for the Offer. All deliveries and correspondence sent to the Depositary should be directed to the address set forth on the back cover of this Offer to Purchase. Dobson has agreed to pay the Depositary reasonable and customary fees for its services and to reimburse the Depositary for its reasonable out-of-pocket expenses in connection therewith. Dobson has also agreed to indemnify the Depositary for certain liabilities, including liabilities under the federal securities laws.

      Bondholder Communications Group has been appointed Information Agent with respect to the Offer. Requests for additional copies of documentation may be directed to the Information Agent at the address set forth on the back cover of this Offer to Purchase.

      None of the Dealer Manager, the Depositary or the Information Agent assumes any responsibility for the accuracy or completeness of the information concerning Dobson, or any of the subsidiaries of Dobson contained in or incorporated by reference in this Offer to Purchase or for any failure by Dobson to disclose events that may have occurred after the date of this Offer to Purchase that may affect the significance or accuracy of this information.

      In connection with the Offer, directors and officers of Dobson and regular employees of Dobson (who will not be specifically compensated for such services) may solicit tenders by use of the mails, personally or by telephone. Dobson will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Offer to Purchase and related documents to the beneficial owners of the Shares and in handling or forwarding tenders of Shares by their customers.

      Except as set forth above, no fees or commissions have been or will be paid by Dobson to any broker, dealer or other person, other than the Dealer Manager, the Information Agent and the Depositary, in connection with the Offer.

MISCELLANEOUS

      Dobson is not aware of any jurisdiction where the making of the Offer is not in compliance with the laws of such jurisdiction. If Dobson becomes aware of any jurisdiction where the making of the Offer would not be in compliance with such laws, Dobson will make a good faith effort to comply with any such laws or may seek to have such laws declared inapplicable to the Offer. If, after such good faith effort, Dobson cannot comply with any such applicable laws, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the Holders of Shares residing in each such jurisdiction.

The Depositary for the Offer is:

BONDHOLDER COMMUNICATIONS GROUP

30 Broad Street, 46th Floor

New York, New York 10004
Attention: Denise Conway
Telephone: (212) 809-2663
Fax: (212) 422-0790
Email: dconway@bondcom.com

      Any questions regarding procedures for tendering Shares or requests for additional copies of this Offer to Purchase should be directed to the Information Agent:

BONDHOLDER COMMUNICATIONS GROUP

30 Broad Street, 46th Floor

New York, New York 10004
Attention: Denise Conway
Telephone: (212) 809-2663
Fax: (212) 422-0790
Email: dconway@bondcom.com

      Any questions regarding the terms of this Offer should be directed to the Dealer Manager:

LEHMAN BROTHERS

745 Seventh Avenue, 3rd Floor

New York, New York 10019
Collect: (212) 528-7581
Toll Free: (800) 438-3242
Attention: Liability Management Group